Rezwan D. Pavri 650.752.3190 rpavri@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

February 12, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Twilio Inc.

Amendment No. 2 to Confidential Draft Registration Statement on Form S-1

Submitted January 20, 2016

CIK No. 0001447669

Dear Ms. Jacobs:

This letter is submitted on behalf of Twilio Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 submitted by the Company on January 20, 2016 (the “Draft Registration Statement”), as set forth in your letter dated February 8, 2016 addressed to Jeff Lawson, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Prospectus Summary

Our Growth Strategy, page 6

1.                                      You state that during the three months ended September 30, 2015, you generated revenue from over 85,000 customers. Tell us how this compares to the number of Active Customers as discussed elsewhere throughout the filing. For instance, to the extent that the majority of these 85,000 customers contributed less than $5 per month of revenue, please revise your disclosures to indicate as such.

RESPONSE:  The Company respectfully advises the Staff that the number of Active Customers is a subset of the Company’s total customers, and that Active Customers represent those customers that generated at least $5 of revenue in the last month of a quarter.  The Company has previously included this definition in the Draft Registration Statement.  The Company respectfully advises the Staff that it has revised the disclosure on page 6 to address the Staff’s comment.

Risk Factors

We may be subject to governmental export controls and economic sanctions…, page 38

2.                                      We note your response to comment 3 in our letter dated January 8, 2016, that individuals in Iran, Syria and Sudan accessed your services and that your software products may have been exported to those countries. We note also that your website provides pricing information for local phone connectivity, SIP interface and other services for Iran, Syria and Sudan. Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form S-1 does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided into Iran, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

RESPONSE:  The Company respectfully advises the Staff that it has no operations, infrastructure, assets, or employees located in Iran, Syria or Sudan.  The Company’s prior limited, inadvertent contacts with these countries fall into two categories.

First, because the Company does not block transmission through its servers of communications originating in or destined to Iran, Syria or Sudan, the Company believes that some of its customers have used the Company’s services to facilitate communications with persons located in those countries who are not customers of the Company.  The pricing information on the Company’s website indicates the cost to the Company’s customers of communicating with persons located in those countries and is not an invitation for persons in those countries to subscribe to the Company’s services.  The Company believes that it is acting lawfully under the U.S. sanctions applicable to those countries in allowing such communications.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Second, the Company discovered in 2015 that a small number of customers accessed the Company’s service from IP addresses that are associated with Iran, Sudan and Syria.  Although the Company’s investigation is ongoing, it believes that 29 past customers may have been located in Iran; two past customers may have been located in Syria; and one past customer may have been located in Sudan.  Conflicting IP address and customer information and the inaccuracy of IP address resolution causes uncertainty about these figures, but the Company’s records indicate that the maximum aggregate payments made to the Company by past customers in these countries did not exceed $2,000.  Given the apparent past use of the Company’s products in those countries, it is possible that Company software products may have also been exported to these countries, including any of the software downloadable products described in the Company’s Amended Draft Registration Statement (Programmable Voice, Messaging and Video APIs and SDKs, and other Use Case APIs); however, such exports are not associated with any additional revenues.  The Company has taken measures to prevent parties in those countries from becoming customers or further using its products and services.

As referenced in the Company’s previous response, the potential users of the Company’s service in Iran, Sudan and Syria are the subject of the internal investigation and voluntary self-disclosures of potential violations of law.  In October 2015, the Company took steps to officially classify its software for “mass market” treatment under the Export Administration Regulations.  As a result, the Company believes its software and services are now authorized for export to Cuba, Iran, Sudan and Syria, with minor exceptions, under the U.S. sanctions regulations.  In an abundance of caution, however, the Company has implemented IP address-blocking technology to prevent users from those countries from becoming customers or further using its products and services.

Individuals or entities located in Iran, Syria or Sudan may have contacted the Company by e-mail or otherwise to inquire about purchasing the Company’s services.  To the Company’s knowledge, none of these contacts have been with the governments of these countries or entities they control.

3.                                      Please discuss the materiality of any contacts with Iran, Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

RESPONSE:  The Company respectfully advises the Staff that it does not regard the contacts discussed in response to the Staff’s comment above as a material investment risk for its security holders, and does not believe that such contacts are reasonably likely to have an impact on its share value or reputation.  As noted in response to the Staff’s comment, revenue derived from prior customers in Iran, Syria and Sudan was less than $2,000 in the aggregate.  This amount constituted less than 0.00007% of the Company’s aggregate revenue for the years ended December 31, 2013, 2014, and 2015, of over $305 million.  As such, the Company concluded that revenue from sanctioned countries was de minimis.  Although the Company’s investigation of those contacts is still ongoing, it does not expect to be issued a fine or other penalty by applicable regulatory agencies; however, if the Company were to be fined, the applicable guidelines and historical practice of the applicable regulatory agencies leads the Company to believe that any fine would not be material in amount.  Further, the Company believes that it has implemented appropriate IP address-blocking technology to prevent users from Iran, Syria and Sudan from becoming customers or further using its products and services.

The Company further respectfully advises the Staff that it is cognizant that certain state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  The Company believes that, because of the factors specified in the prior paragraph, its past contacts with Iran, Syria and Sudan do not constitute a material investment risk for its security holders, and does not believe that such contacts are reasonably likely to have an impact on its share value or reputation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 65

4.                                      We note your revised disclosure on page 68 in response to prior comment 4. We believe you should also disclose, as previously requested, that you have not determined when you expect to achieve profitability as such an uncertainty could be important to investors in understanding management’s expectations for the future. Please advise or revise. We refer you to Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 67 to address the Staff’s comment.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Business

Our Growth Strategy, page 104

5.                                      Your response to prior comment 9 indicates that ISVs are typically an end customer of the company and therefore, you invoice each ISV directly in aggregate for all of its usage. In your response to comment 17 in your letter dated December 17, 2015 you indicated that you do not separately track revenue generated from your relationships with ISVs. Please explain this apparent inconsistency, as it would seem that if you invoice each ISV directly for all of its usage you would be able to track revenue generated from the ISVs.

RESPONSE:  The Company respectfully advises the Staff that it does track revenue from each of its customers, including ISVs;  however, the Company does not distinguish in its internal systems whether a customer is an ISV or some other category of customer.  The substantial majority of the Company’s customers initially start using the Company’s products through its self-service model, and the customers do not categorize themselves as belonging to any particular category of customer as part of the signup process.  As such, the Company is not able to specifically classify its customers as ISVs, although it has developed deeper relationships with certain customers and determined that such customers are integrating the Company’s products into the customers’ development platforms to extend functionality.  The Company views customers that are using its products in this manner as ISVs.  The Company is not able to make this determination for every customer, and therefore, the Company is not able to specify the proportion of revenue that is generated by ISVs.

[Signature Page Follows]

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3190.

Sincerely,

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:                                Edwin Kim, Securities and Exchange Commission

Melissa Kindelan, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

Jeff Lawson, Twilio Inc.

Roy Ng, Twilio Inc.

Lee Kirkpatrick, Twilio Inc.

Karyn Smith, Twilio Inc.

Anthony McCusker, Goodwin Procter LLP

Christopher Kaufman, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Conor Moore, KPMG LLP